SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) Idenix Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title Class of Securities)

45166R204
(Cusip Number)

Seth A. Klarman
The Baupost Group, L.L.C.
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116
(617) 210-8300

With a copy to:
Jeffrey R. Katz, Esq
Ropes and Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2014
(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45166R204	13D	PAGE 2 OF 10
1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

The Baupost Group, L.L.C., 04-3402144

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
53,331,109

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
53,331,109

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,331,109

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
35.38%

14.      TYPE OF REPORTING PERSON
IA

*The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 150,720,962 issued and outstanding shares as reported by the Issuer in its filing on Form 424B5 dated January 27, 2014.

CUSIP NO. 45166R204	13D	PAGE 3 OF 10
1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Baupost Value Partners, L.P. - IV, 26-2208448

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
14,996,736

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
14,996,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,996,736

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
9.95%

14.	TYPE OF REPORTING PERSON
PN

* The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 150,720,962 issued and outstanding shares as reported by the Issuer in its filing on Form 424B5 dated January 27, 2014.

CUSIP NO. 45166R204	13D	PAGE 4 OF 10

1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Baupost Limited Partnership 1983 C-1, 04-2780321

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
13,269,406

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
13,269,406

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,269,406

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
8.80%

14.	TYPE OF REPORTING PERSON
PN

  * The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 150,720,962 issued and outstanding shares as reported by the Issuer in its filing on Form 424B5 dated January 27, 2014.

CUSIP NO. 45166R204	13D	PAGE 5 OF 10
1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

SAK Corporation, 04-3334541

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
53,331,109

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
53,331,109

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,331,109

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
35.38%

14.	TYPE OF REPORTING PERSON
HC

* The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 150,720,962 issued and outstanding shares as reported by the Issuer in its filing on Form 424B5 dated January 27, 2014.

CUSIP NO. 45166R204	13D	PAGE 6 OF 10

1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Seth A. Klarman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
53,331,109

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
53,331,109

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,331,109

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
35.38%

14.	TYPE OF REPORTING PERSON
    HC

* The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 150,720,962 issued and outstanding shares as reported by the Issuer in its filing on Form 424B5 dated January 27, 2014.

CUSIP NO. 45166R204	13D	PAGE 7 OF 10

Reference is hereby made to the Statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on November 1, 2013 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

ITEM 3. Source and Amount of Funds or Other Considerations

The total amount of funds used for the purchase of shares of Common Stock reported in Item 5(c) was $106,731,566. The source of funds for such purchase was the capital of the Investment Funds.

ITEM 4. Purpose of Transaction

The Common Stock was acquired for investment in the ordinary course of business. For additional information, please see the Issuer's filing on Form 8-K on January 27, 2014. The Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. From time to time, the Reporting Persons have engaged, and expect to engage, in discussions with management and the board of directors of the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with other holders of Common Stock and other relevant parties concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer. Additionally, the Reporting Persons were granted observer rights with respect to meetings of the board of directors of the Issuer and the committees of the Issuer's board of directors, however, such rights do not include the right to vote at any such meetings. The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law, or engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer. Any such transactions, if they occur at all, may take place at any time and without prior notice.

The Reporting Persons reserve the right to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP NO. 45166R204	13D	PAGE 8 OF 10

ITEM 5. Interests in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(c)	The trading dates, price per share and number of shares of Common Stock purchased or sold in the open market within the last 60 days, are set forth below:

Name	Date*	Price Per Share	Number of Shares Purchased/(Sold)**
Baupost	1/31/14	$6.50	16,420,241

*  Securities purchased on this date were purchased through a registered direct offering with the Issuer.

This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Value Partners, L.P. - IV ("BVPIV"), Baupost Limited Partnership 1983 C-1 ("BLPC"), SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser to certain private investment limited partnerships, including BVPIV and BLPC. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost were purchased on behalf of various private investment limited partnerships, including including BVPIV and BLPC.

Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on Schedule 13D.

** Securities reported above as purchased by Baupost were purchased on behalf of various private investment limited partnerships including BVPIV and BLPC.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.
(e)	Not Applicable.

ITEM 7. Material to be Filed as Exhibits

A. Joint Filing Agreement dated as of February 4, 2014 by and among Baupost, BVPIV, BLPC, SAK and Seth A. Klarman.

CUSIP NO. 45166R204	13D	PAGE 9 OF 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: February 4, 2014.

The Baupost Group, L.L.C.
By: SAK Corporation
       its Manager

By: /s/ Seth A. Klarman
      Name: Seth A. Klarman
      Title: President

Baupost Value Partners, L.P. - IV
By: The Baupost Group, L.L.C.
       its Managing General Partner

By: /s/ Seth A. Klarman
   Name: Seth A. Klarman
   Title: President

Baupost Limited Partnership 1983 C-1
By: The Baupost Group, L.L.C.
        its Managing General Partner

By: /s/ Seth A. Klarman
   Name: Seth A. Klarman
   Title: President

SAK Corporation

By: /s/ Seth A. Klarman
       Name: Seth A. Klarman
       Title: President

/s/ Seth A. Klarman
Seth A. Klarman

CUSIP NO. 45166R204	13D	PAGE 10 OF 10

Exhibit A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, $0.001 par value per share, of Idenix Pharmaceuticals, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The execution and filing of this Agreement shall not be construed as an admission that the undersigned Reporting Persons are a group, or have agreed to act as a group.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 4, 2014.

The Baupost Group, L.L.C.
By: SAK Corporation
       its Manager

By: /s/ Seth A. Klarman
       Name: Seth A. Klarman
       Title: President

Baupost Value Partners, L.P. - IV
By: The Baupost Group, L.L.C.
       its Managing General Partner

By: /s/ Seth A. Klarman
  Name: Seth A. Klarman
  Title: President

Baupost Limited Partnership 1983 C-1
By: The Baupost Group, L.L.C.
       its Managing General Partner

By: /s/ Seth A. Klarman
   Name: Seth A. Klarman
   Title: President

SAK Corporation

By: /s/ Seth A. Klarman
     Name: Seth A. Klarman
     Title: President

/s/ Seth A. Klarman
Seth A. Klarman